Ad Group: Accreditation Barrier	Length
Headlines	
Private Equity, No Accreditation	32
Skip the Accreditation Rule	27
PE Access for Everyday Investors	32
Institutional PE Funds, Retail Access	37
Private Equity Available for Individuals	40
PE Access Starting at $1,000	28
Endowment-Style Investing	25
Open to All US Investors	24
No Net Worth Requirement	24
Invest like the 1%	18
Descriptions	
Get exposure to private equity. No accredited investor rules. Ivy Invest Fund	78
Institutional-quality private equity, now open to everyday investors. $1,000 minimum.	85
Private equity access that used to require millions. Now starts at $1,000. Learn more.	86
Ad Group: No K-1 / Tax Simplicity	
Headlines	
Private Equity Access, No K-1 Forms	35
One 1099, Not a K-1	19
Skip the K-1 Headache	21
Simple Tax Forms for PE	23
PE Investing Made Simple	24
Descriptions	

Get private equity exposure with one consolidated 1099 — no complicated K-1 forms.	82
Alternative investments without the K-1 tax hassle. Just one simple tax form per year.	86
Tax season is complicated enough. Ivy Invest fund sends a single 1099, never a K-1.	83
Headlines	
Private Equity Access from $1000	32
Low Minimum Access Private Equity	33
Start Investing with $1,000	27
PE Investing, Small Minimums	28
No Millions Required	20
Descriptions	
You don't need millions to access private equity. Ivy Invest Fund fund's minimum is just $1,000.	96
Private equity used to require large checks. Get started today with as little as $1,000.	88
Ad Group: Fund Structure / Vehicle	
(interval fund, publicly available PE fund, SEC registered)	
Headlines	
Regulated Interval Fund	23
Independent Auditors, SEC Rules	31
Descriptions	
A 1940 Act interval fund with independent auditors and full portfolio transparency.	83
Regulated under the Investment Company Act of 1940 — the same framework as mutual funds.	88
Ad Group: IRA / Retirement	
(private equity in an ira, roth ira, 401k rollover)	

Headlines	
Private Equity Access in Your IRA	33
Grow Retirement Tax-Free	24
Private Equity for Your Roth IRA	32
Descriptions	
Add private equity to your retirement portfolio. We support Traditional, Roth, and SEP IRAs.	92
Roll over an old 401(k) or IRA into a fund with private equity exposure. No tax penalty.	88
Ad Group: Comparison / Research Stage	
(private equity vs stock market, reviews, historical returns)	
Headlines	
Private Equity vs. Public Stocks	32
See How PE Has Historically Performed	37
Compare Private Equity Access	29
Descriptions	
Private equity has historically outperformed public stocks. See the data and how to access it.	94
Curious how private equity fits your portfolio? Compare it to a traditional stock and bond mix.	95